UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13e-100)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

Cardtronics plc
(Name of the Issuer)

Cardtronics plc
Catalyst Holdings Limited
Apollo Investment Fund IX, L.P.
Apollo Overseas Partners (Delaware 892) IX, L.P.,
Apollo Overseas Partners (Delaware) IX, L.P.
Apollo Overseas Partners IX, L.P.
Apollo Overseas Partners (Lux) IX, SCSP
Apollo Global Management, Inc.
Hudson Executive Capital LP
HEC Management GP LLC
HEC Master Fund LP
HEC SPV I LP
Douglas L. Braunstein
(Name of Persons Filing Statement)
Ordinary Shares, Par Value $0.01 Per Share
(Title of Class of Securities)
G1991C105
(CUSIP Number of Class of Securities)

Catalyst Holdings Limited c/o Apollo Management IX, L.P. 9 W. 57th Street, 43rd Floor New York, NY 10019 Attention: Robert Kalsow-Ramos, Partner (212) 515-3200	Cardtronics plc 2050 W. Sam Houston Parkway South, Suite 1300 Houston, Texas 77042 Attention: Aimie Killeen, General Counsel (832) 308 4518	Hudson Executive Capital LP 570 Lexington Avenue, 35th Floor New York, NY 10022 Attention: Michael D. Pinnisi, General Counsel (212) 521-8495
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

copy to:
Taurie M. Zeiter, Esq. Brian Scrivani, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Michael J. Aiello, Esq. Jackie Cohen, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000	Richard M. Brand, Esq. Braden McCurrach, Esq. Joanna Valentine, Esq. Cadwalader, Wickersham & Taft LLP 200 Liberty Street New York, NY 10281 (212) 504-6000
This statement is filed in connection with (check the appropriate box):
☒
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer.

☐
None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation(1)	Amount of Filing Fee(2)
$1,655,024,898.45	$180,563.22

(1)
Calculated solely for the purpose of determining the filing fee.   The transaction value was calculated as follows: the sum of: (a) the product of (i) the sum of (A) 44,539,433 Shares issued and outstanding as of December 31, 2020, (B) 526,855 Shares with respect to outstanding awards of restricted stock units as of December 31, 2020 and (C) 2,030,938 Shares with respect to outstanding awards of performance-based restricted stock units as of December 31, 2020, multiplied by (ii) $35.00 per Share and (b) the product of (i) 584,465 Shares subject to issuance upon exercise of outstanding options with exercise prices below $35.00, multiplied by (ii) $11.33 (which is the difference between $35.00 and the weighted average exercise price per Share of $23.67) as of December 31, 2020.

(2)
The filing fee was determined by multiplying the Transaction Valuation by .0001091

☒
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $180,563.22	Filing Party: Cardtronics plc
Form or Registration No.: 14A	Date Filed: January 7, 2021

INTRODUCTION
This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by Cardtronics plc, a public limited company incorporated in England and Wales (“Cardtronics” or the “Company”), Catalyst Holdings Limited, a private limited company incorporated in England and Wales (“BidCo”), Apollo Overseas Partners (Delaware 892) IX, L.P., a Delaware limited partnership (“Apollo 892”), Apollo Overseas Partners (Delaware) IX, L.P., a Delaware limited partnership (“Apollo Delaware”), Apollo Overseas Partners IX, L.P., a Cayman Islands limited partnership (“Apollo Overseas”), Apollo Overseas Partners (Lux) IX, SCSP, a special limited partnership formed under the laws of Luxembourg (“Apollo Lux”), Apollo Global Management, Inc., a Delaware corporation (together with Apollo 892, Apollo Delaware, Apollo Overseas and Apollo Lux, the “Apollo Parties”), Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”), HEC Management GP LLC, a Delaware limited liability company (“Management GP”), HEC Master Fund LP, a Cayman Islands exempted limited partnership (“HEC Master”), HEC SPV I LP, a Delaware limited partnership (“HEC SPV”), and Douglas L. Braunstein, a citizen of the United States of America (together with Hudson Executive, Management GP, HEC Master, and HEC SPV, the “HEC Parties” and, together with “Cardtronics”, “BidCo” and the “Apollo Parties”, the “Filing Persons”).
On December 15, 2020, Cardtronics entered into an Acquisition Agreement, attached hereto as Exhibit (d)(1) (the “Acquisition Agreement”), with BidCo, pursuant to which BidCo agreed to acquire the Company by means of a court-sanctioned scheme of arrangement under Part 26 of the U.K. Companies Act of 2006 (the “Scheme”) for $35.00 per share, subject to the terms and conditions of the Acquisition Agreement (the “Acquisition”).
On December 15, 2020, BidCo, HEC Executive, HEC Master and HEC SPV entered into a rollover and contribution agreement, (the “Contribution Agreement”), pursuant to which HEC Executive, HEC Master and HEC SPV would cause an aggregate value of up to $200,000,000, which may be increased in limited circumstances (the “Rollover Amount”) in cash and/or Shares owned by the HEC Parties at the option of the HEC Parties, to be contributed simultaneously with or following the effective date of the Acquisition to the indirect parent of BidCo (“Parent”) in exchange for equity interests of Parent equal to the Rollover Amount, subject to the terms and conditions of the Contribution Agreement.
Concurrently with the filing of this Schedule 13E-3, Cardtronics is filing with the SEC a proxy statement under Regulation 14A of the Exchange Act, attached hereto as Exhibit (a)(1) (the “Proxy Statement”), pursuant to which Cardtronics’ board of directors is soliciting proxies from Cardtronics’ shareholders in connection with the Acquisition. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.
The cross-references below are being supplied pursuant to General Instruction G of Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, and documents incorporated by reference into the Proxy Statement are expressly incorporated herein by reference.
The information concerning Cardtronics contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by Cardtronics. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into this Schedule 13E-3 and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Cardtronics, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.
Summary Term Sheet.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
Item 2.
Subject Company Information.

(a)   Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:
Cardtronics plc
2050 W. Sam Houston Parkway South,
Suite 1300, Houston, Texas 77042
(832) 308 4518
(b)   Securities. The class of securities to which this Schedule 13E-3 relates is ordinary shares, par value $0.01 per share, of Cardtronics. As of December 31, 2020, 44,539,433 of Cardtronics’ ordinary shares were issued and outstanding. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE COURT MEETING AND THE GENERAL MEETING — Voting at the Court Meeting and the General Meeting”
(c)   Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“MARKET AND DIVIDEND DATA”
(d)   Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE ACQUISITION AGREEMENT — Covenants Regarding Conduct of Business by the Company Prior to the Acquisition”
“MARKET PRICE AND DIVIDEND DATA”
(e)   Prior Public Offerings. None.
(f)   Prior Stock Purchases. The following table provides information about the Hudson Parties’ market purchases of shares over the past two years.
Period	Total number of shares	Range of prices paid ($)	Average price paid per shares ($)
Second Quarter 2020	517,947	18.63-24.75	23.15

Item 3.
Identity and Background of Filing Person.

(a)   Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Parties”
“PARTIES TO THE ACQUISITION”

“SHARE OWNERSHIP”
“WHERE YOU CAN FIND MORE INFORMATION”
(b)   Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Parties”
“PARTIES TO THE ACQUISITION”
“SHARE OWNERSHIP”
(c)   Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“PARTIES TO THE ACQUISITION”
“SHARE OWNERSHIP”
(d)   Tender Offer. Not applicable.
Item 4.
Terms of the Transaction.

(a)   Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE COURT MEETING AND THE GENERAL MEETING”
“THE ACQUISITION — Overview”
“THE ACQUISITION — Recommendation of the Board”
“THE ACQUISITION — Consequences if the Acquisition is Not Completed”
“THE ACQUISITION — Financing of the Acquisition”
“THE ACQUISITION — Material U.K. Federal Income Tax Consequences of the Acquisition”
“THE ACQUISITION — Material U.S. Federal Income Tax Consequences of the Acquisition”
“THE ACQUISITION AGREEMENT”
ANNEX A — ACQUISITION AGREEMENT
ANNEX B — SCHEME
(b)   Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Acquisition”
“THE ACQUISITION — Overview”
“THE ACQUISITION AGREEMENT — The Acquisition”
“THE ACQUISITION AGREEMENT — Acquisition Consideration”
“ROLLOVER AND CONTRIBUTION AGREEMENT”

ANNEX A — ACQUISITION AGREEMENT
ANNEX B — SCHEME
(c)   Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — No Dissenters’ or Rights of Objecting Shareholders”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“NO DISSENTERS’ OR RIGHTS OF OBJECTING SHAREHOLDERS”
ANNEX A — ACQUISITION AGREEMENT
(d)   Provisions for Unaffiliated Security Holders. None.
(e)   Eligibility for Listing or Trading. None.
Item 5.
Past Contacts, Transactions, Negotiations and Agreements.

(a)   Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“PARTIES TO THE ACQUISITION”
“THE ACQUISITION — Background of the Acquisition”
“THE ACQUISITION — Interests of Directors and Executive Officers in the Acquisition”
(b)   Significant Corporate Events. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“THE ACQUISITION — Background of the Acquisition”
(c)   Negotiations or Contacts.
“THE ACQUISITION — Background of the Acquisition”
(e)   Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Irrevocable Undertakings”
“IRREVOCABLE UNDERTAKINGS”
ANNEX D — FORM OF DIRECTOR SHAREHOLDER IRREVOCABLE UNDERTAKING
ANNEX E — HEC IRREVOCABLE UNDERTAKING
Item 6.
Purposes of the Transaction and Plans or Proposals.

(b)   Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Certain Effects of the Acquisition”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE ACQUISITION — Other Covenants and Agreements”
“CERTAIN EFFECTS OF THE ACQUISITION”

ANNEX A — ACQUISITION AGREEMENT
(c)   Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE COURT MEETING AND THE GENERAL MEETING”
“THE ACQUISITION”
“THE ACQUISITION AGREEMENT”
ANNEX A — ACQUISITION AGREEMENT
ANNEX B — SCHEME
Item 7.
Purposes, Alternatives, Reasons and Effects.

(a)   Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Acquisition”
“THE ACQUISITION — Overview”
“THE ACQUISITION — Background of the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Company for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the HEC Filing Persons for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Apollo Filing Persons for the Acquisition”
(b)   Alternatives. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“THE ACQUISITION — Background of the Acquisition”
(c)   Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE ACQUISITION — Background of the Acquisition”
“THE ACQUISITION — Reasons for Recommending the Approval of the Acquisition”
“THE ACQUISITION — Position of the HEC Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Position of the Apollo Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Company for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the HEC Filing Persons for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Apollo Filing Persons for the Acquisition”
“THE ACQUISITION — Certain Financial Projections Utilized in Connection with the Acquisition”
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC”
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC — Summary of Financial Analyses”

The presentation made by Goldman Sachs & Co. LLC at a meeting of Cardtronics’ board of directors on December 14, 2020 is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.
(d)   Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Treatment of Outstanding Equity Awards”
“SUMMARY TERM SHEET — Interests of Directors and Executive Officers in the Acquisition”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE ACQUISITION — Interests of Directors and Executive Officers in the Acquisition”
“THE ACQUISITION — Consequences if the Acquisition is Not Completed”
“THE ACQUISITION — Material U.K. Federal Income Tax Consequences of the Acquisition”
“THE ACQUISITION — Material U.S. Federal Income Tax Consequences of the Acquisition”
“THE ACQUISITION AGREEMENT — Options”
“THE ACQUISITION AGREEMENT — Time-Based Restricted Stock Units”
“THE ACQUISITION AGREEMENT — Performance-Based Restricted Stock Units”
“ROLLOVER AND CONTRIBUTION AGREEMENT”
“CERTAIN EFFECTS OF THE ACQUISITION”
ANNEX A — ACQUISITION AGREEMENT
ANNEX B — SCHEME
Item 8.
Fairness of the Transaction.

(a)   Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Interests of Directors and Executive Officers in the Acquisition”
“THE ACQUISITION — Background of the Acquisition”
“THE ACQUISITION — Recommendation of the Board”
“THE ACQUISITION — Reasons for Recommending the Approval of the Acquisition”
“THE ACQUISITION — Position of the HEC Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Position of the Apollo Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Company for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the HEC Filing Persons for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Apollo Filing Persons for the Acquisition”
“THE ACQUISITION — Certain Financial Projections Utilized in Connection with the Acquisition”
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC”
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC — Summary of Financial Analyses”
“THE ACQUISITION — Interests of Directors and Executive Officers in the Acquisition”

ANNEX C — OPINION OF GOLDMAN SACHS & CO. LLC
The presentation made by Goldman Sachs & Co. LLC at a meeting of Cardtronics’ board of directors on December 14, 2020 is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.
(b)   Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE ACQUISITION — Reasons for Recommending the Approval of the Acquisition”
“THE ACQUISITION — Position of the HEC Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Position of the Apollo Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Company for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the HEC Filing Persons for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Apollo Filing Persons for the Acquisition”
“THE ACQUISITION — Certain Financial Projections Utilized in Connection with the Acquisition”
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC”
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC — Summary of Financial Analyses”
ANNEX C — OPINION OF GOLDMAN SACHS & CO. LLC
(c)   Approval of Security Holders. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference:
“SUMMARY TERM SHEET — The Court Meeting and the General Meeting; Board Recommendation”
“SUMMARY TERM SHEET — Voting Record Time”
“SUMMARY TERM SHEET — Vote Required; Abstentions and Broker Non-votes”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE COURT MEETING AND THE GENERAL MEETING”
“THE ACQUISITION — Overview”
“THE ACQUISITION — Recommendation of the Board”
ANNEX A — ACQUISITION AGREEMENT
(d)   Unaffiliated Representative. Not applicable.
(e)   Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Court Meeting and the General Meeting; Board Recommendation”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE ACQUISITION — Background of the Acquisition”
“THE ACQUISITION — Recommendation of the Board”
“THE ACQUISITION — Reasons for Recommending the Approval of the Acquisition”

(f)   Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
“THE ACQUISITION — Background of the Acquisition”
Item 9.
Reports, Opinions, Appraisals and Negotiations.

(a)   Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE ACQUISITION — Opinion of Goldman Sachs & Co. LLC”
ANNEX C — OPINION OF GOLDMAN SACHS & CO. LLC
(b)   Preparer and summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE ACQUISITION — Background of the Acquisition”
ANNEX C — OPINION OF GOLDMAN SACHS & CO. LLC
The presentation made by Goldman Sachs & Co. LLC at a meeting of Cardtronics’ board of directors on December 14, 2020 is attached hereto as Exhibit (c)(2) and is incorporated herein by reference.
(c)   Availability of Documents. The reports, opinions and appraisals referenced in this Item 9 are available for inspection and copying at Cardtronics’ principal executive offices at 2050 West Sam Houston Parkway South, Suite 1300, Houston, Texas, United States, 77042, during regular business hours by any interested stockholder of Cardtronics or any representative of such stockholder who has been so designated in writing. At the written request of such stockholder, a copy of the reports, opinions and appraisals will be sent, at the stockholder’s expense, to such stockholder or his, her or its representative.
Item 10.
Source and Amounts of Funds or Other Consideration.

(a)   Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Financing of the Acquisition”
“THE ACQUISITION — Financing of the Acquisition”
(b)   Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Financing of the Acquisition”
“THE ACQUISITION — Financing of the Acquisition”
“THE ACQUISITION AGREEMENT — Representations and Warranties of Bidco”
“THE ACQUISITION AGREEMENT — Surviving Company Financing”
“THE ACQUISITION AGREEMENT — Specific Performance”
ANNEX B — SCHEME
(c)   Expenses. The information set forth in the Proxy Statement under the caption is incorporated herein by reference.
“SUMMARY TERM SHEET — Consequences if the Acquisition is Not Completed”
“SUMMARY TERM SHEET — Financing of the Acquisition”
“SUMMARY TERM SHEET — Termination Fees”

“THE COURT MEETING AND THE GENERAL MEETING — Solicitation of Proxies”
“THE ACQUISITION — Director and Officer Indemnification and Insurance”
“THE ACQUISITION — Consequences if the Acquisition is Not Completed”
“THE ACQUISITION — Financing of the Acquisition”
“THE ACQUISITION — Representations and Warranties of the Company”
“THE ACQUISITION — Representations and Warranties of BidCo”
“THE ACQUISITION — Expenses; Termination Fees”
(d)   Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Financing of the Acquisition”
“THE ACQUISITION — Financing of the Acquisition”
Item 11.
Interest in Securities of the Subject Company.

(a)   Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Acquisition”
“THE ACQUISITION — Overview”
“SHARE OWNERSHIP”
(b)   Securities Transactions. The information set forth in the Proxy Statement under the following captions are incorporated herein by reference.
“SHARE OWNERSHIP”
“THE ACQUISITION — Overview”
“ROLLOVER AND CONTRIBUTION AGREEMENT”
Item 12.
The Solicitation or Recommendation.

(d)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — Irrevocable Undertakings”
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND SHAREHOLDER MEETINGS”
“THE ACQUISITION — Background of the Acquisition”
“THE ACQUISITION — Recommendation of the Board”
“THE ACQUISITION — Reasons for Recommending the Approval of the Acquisition”
“THE ACQUISITION — Position of the HEC Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Position of the Apollo Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the HEC Filing Persons for the Acquisition”
“THE ACQUISITION — Purposes and Reasons of the Apollo Filing Persons for the Acquisition”

“IRREVOCABLE UNDERTAKINGS”
(e)   Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“THE ACQUISITION — Recommendation of the Board”
“THE ACQUISITION — Position of the HEC Filing Persons as to Fairness of the Acquisition”
“THE ACQUISITION — Position of the Apollo Filing Persons as to Fairness of the Acquisition”
Item 13.
Financial Statements.

(a)   Financial Information. Cardtronics’ Form 10-Q filed with the SEC on October 29, 2020 (for the quarterly period ended September 30, 2020) and Cardtronics’ Form 10-K filed with the SEC on March 2, 2020 (for the fiscal year ended December 31, 2019) are incorporated by reference herein.
(b)   Pro Forma Information. Not applicable.
Item 14.
Persons/Assets, Retained, Employed, Compensated or Used.

(a)   Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“QUESTIONS AND ANSWERS ABOUT THE ACQUISITION AND THE SHAREHOLDER MEETINGS”
“THE COURT MEETING AND THE GEENRAL MEETING — Proxies”
“THE COURT MEETING AND THE GENERAL MEETING — Solicitation of Proxies”
(b)   Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET — The Acquisition”
“SUMMARY TERM SHEET — Interests of Directors and Executive Officers in the Acquisition”
“THE ACQUISITION — Interests of Directors and Executive Officers in the Acquisition”
“THE ACQUISITION AGREEMENT — Employee Benefits”
ANNEX A — ACQUISITION AGREEMENT
Item 15.
Additional Information.

(b)   Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
“SUMMARY TERM SHEET”
“THE ACQUISITION — Interests of Directors and Executive Officers in the Acquisition”
“THE ACQUISITION — Golden Parachute Compensation”
(c)   Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.
Exhibits.

(a)(1)	Preliminary Proxy Statement of Cardtronics plc (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on January 7, 2021 (the “Proxy Statement”).
(a)(2)	Scheme of Arrangement of Cardtronics plc (incorporated herein by reference to Annex B of the Proxy Statement).
(a)(3)	Letter to Shareholders (incorporated herein by reference to the Proxy Statement).
(a)(4)	Notice of Court Meeting (incorporated herein by reference to the Proxy Statement).
(a)(5)	Notice of General Meeting (incorporated herein by reference to the Proxy Statement).
(a)(6)	Form of Proxy Card for Court Meeting (incorporated herein by reference to the Proxy Statement).
(a)(7)	Form of Proxy Card for General Meeting (incorporated herein by reference to the Proxy Statement).
(a)(8)	Press Release issued on December 15, 2020 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed December 15, 2020 and incorporated herein by reference).
(a)(9)	A message from Ed West, Chief Executive officer dated December 15, 2020 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed December 15, 2020 and incorporated herein by reference).
(b)(1)	Debt Commitment Letter, dated December 15, 2020, by and among Catalyst Holdings Limited, Royal Bank of Canada, RBC Capital Markets, LLC, Barclays Bank PLC, Deutsche Bank Securities Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank AG New York Branch and Mizuho Bank, Ltd.
(b)(2)	Equity Commitment Letter, dated December 15, 2020, by and among Catalyst Holdings Limited, Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners IX, L.P., and Apollo Overseas Partners (Lux) IX, SCSP.
(c)(1)	Opinion of Goldman Sachs & Co. LLC, dated December 15, 2020 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)	Discussion Materials, dated December 14, 2020, of Goldman Sachs & Co. LLC.
(d)(1)	Acquisition Agreement, dated December 15, 2020, by and between, Cardtronics plc and Catalyst Holdings Limited (incorporated herein by reference to Annex A to the Proxy Statement).
(d)(2)	Form of Director Shareholder Irrevocable Undertaking, dated December 15, 2020 (incorporated herein by reference to Annex D of the Proxy Statement).
(d)(3)	HEC Irrevocable Undertaking, dated December 15, 2020, by and among Hudson Executive Capital LP, HEC Master Fund LP and HEC SPV I LP (incorporated herein by reference to Annex E of the Proxy Statement).
(d)(4)	Limited Guarantee, dated December 15, 2020, by and among Cardtronics plc, Apollo Investment Fund IX, L.P., Apollo Overseas Partners (Delaware) IX, L.P., Apollo Overseas Partners (Delaware 892) IX, L.P., Apollo Overseas Partners IX, L.P., and Apollo Overseas Partners (Lux) IX, SCSP (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed December 15, 2020 and incorporated herein by reference).
(f)	None.
(g)	None.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Cardtronics plc
Date: January 7, 2021	By:	/s/ Gary W. Ferrera
		Name:	Gary W. Ferrera
		Title:	Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Catalyst Holdings Limited
Date: January 7, 2021	By:	/s/ Robert Kalsow-Ramos
		Name:	Robert Kalsow-Ramos
		Title:	Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Apollo Overseas Partners (Delaware 892) IX, L.P.
	By:	Apollo Advisors IX, L.P., its general partner
	By:	Apollo Capital Management IX, LLC, its general partner
Date: January 7, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Apollo Overseas Partners (Delaware) IX, L.P.
	By:	Apollo Advisors IX, L.P., its general partner
	By:	Apollo Capital Management IX, LLC, its general partner
Date: January 7, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Apollo Overseas Partners IX, L.P.
	By:	Apollo Advisors IX, L.P., its general partner
	By:	Apollo Capital Management IX, LLC, its general partner
Date: January 7, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Apollo Overseas Partners (Lux) IX, SCSP
Apollo Overseas Partners (Lux) IX, GP, S.à r.l., as general partner of
Apollo Overseas Partners (Lux) IX, SCSp, acting by its alternative investment fund manager
Apollo Investment Management Europe (Luxembourg) S.à r.l., acting by its delegate
Apollo Management IX, L.P., acting by its general partner
AIF IX Management LLC, acting by
Date: January 7, 2021	By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Apollo Global Management, Inc.
Date: January 7, 2021	By:	/s/ John J. Suydam
		Name:	John J. Suydam
		Title:	Vice President & Secretary

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
HUDSON EXECUTIVE CAPITAL LP
Date: January 7, 2021	By:	HEC Management GP LLC, its general partner
	By:	/s/ Douglas L. Braunstein
		Name:	Douglas L. Braunstein
		Title:	Managing Member
HEC MANAGEMENT GP LLC
	By:	/s/ Douglas L. Braunstein
		Name:	Douglas L. Braunstein
		Title:	Managing Member
HEC MASTER FUND LP
	By:	HEC Performance GP LLC, its general partner
	By:	HEC Management GP LLC, its managing member
	By:	/s/ Douglas L. Braunstein
		Name:	Douglas L. Braunstein
		Title:	Managing Member
HEC SPV I LP
	By:	HEC SPV I GP LLC, its general partner
	By:	HEC Management GP LLC, its managing member
	By:	/s/ Douglas L. Braunstein
		Name:	Douglas L. Braunstein
		Title:	Managing Member
DOUGLAS L. BRAUNSTEIN
/s/ Douglas L. Braunstein
Douglas L. Braunstein